Exhibit (h)(4)

APPENDIX A

Series

BITWISE FUNDS TRUST and the following series thereof:

•	Bitwise Web3 ETF
•	Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF
•	Bitwise Trendwise Ethereum and Treasuries Rotation Strategy ETF
•	Bitwise Trendwise BTC/ETH and Treasuries Rotation Strategy ETF
•	Bitwise Bitcoin Standard Corporations ETF
•	Bitwise COIN Income Option Strategy ETF
•	Bitwise MARA Income Option Strategy ETF
•	Bitwise MSTR Income Option Strategy ETF